Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Investments N.V.
Subject Company: Fiat Investments N.V.
Fiat Investments N.V.’s Exchange Act File No.: 333-197229

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF FIAT S.P.A. TO BE HELD ON AUGUST 1, 2014 – QUESTIONS AND ANSWERS

THE MERGER

Q&A INDEX

A	GENERAL
B	PURPOSE OF THE MERGER
C	EXCHANGE RATIO
D	CASH EXIT RIGHTS
E	SPECIAL VOTING SHARES
F	LISTING AND SETTLEMENT
G	TAX
H	CORPORATE GOVERNANCE OF FCA

A. General

A.1	What is the merger?

The Merger is a transaction in which Fiat S.p.A. (“Fiat”) will merge with and into Fiat Investments N.V. ,which will be renamed Fiat Chrysler Automobiles N.V. upon effectiveness of the Merger (“FCA”). FCA is a newly formed, wholly-owned subsidiary of Fiat incorporated under the laws of the Netherlands. If the Merger is approved by the Fiat shareholders and becomes effective, Fiat will cease to exist, and FCA will acquire or succeed to all of the assets and liabilities of Fiat, becoming the new holding company of the group. The businesses carried out by FCA and its subsidiaries following the Merger will be the same as the businesses carried out by Fiat and its subsidiaries prior to the Merger (Fiat and its subsidiaries or FCA and its subsidiaries, the “Group”, respectively prior to or after the Merger). Therefore, FCA and Fiat do not expect that the Merger itself will result in any significant operational cost savings or synergies.

If the Merger is completed, FCA common shares (the “FCA Common Shares”) will be listed on the New York Stock Exchange (“NYSE”) and Fiat ordinary shares will cease to be listed on the Mercato Telematico Azionario (“MTA”), organized and managed by Borsa Italiana S.p.A.. FCA intends to apply for admission to listing and trading of the FCA Common Shares on the MTA and expects the FCA Common Shares to be so listed shortly following the effectiveness of the Merger, subject to the approval by the Dutch and Italian competent authorities.

A.2	Why are you leaving Italy?

Fiat is not leaving Italy. Only the holding company will be organized  under the laws of the Netherlands.  The Group’s Italian operations and general commitment to Italy will remain unchanged. Many of the reasons to be incorporated in the Netherlands are related to the Dutch legal environment and this decision does not reflect an intention to scale down Fiat’s industrial operations in Italy.

A.3	When is the Merger expected to be completed?

The Merger is currently expected to be completed before the end of 2014, subject, however, to the satisfaction of certain conditions precedent, several of which are not under the control of Fiat, including the listing of the FCA Common Shares on the NYSE and Fiat shareholders and creditors exercising their statutory rights not resulting in a payment of more than €500 million in the aggregate.

A.4	What are the key transaction steps and the envisaged timetable?

■	The extraordinary shareholders meeting of Fiat shareholders (01-August) to vote on the Merger (the “General Meeting”)

■	Upon registration of Fiat resolution (few days after 01-August)

–	15-day period for exercise of Fiat shareholders withdrawal rights

–	60-day period for Fiat creditors’ opposition

■	Closing will be subject to satisfaction of Merger conditions

■	Completion is expected before the end of 2014, subject, however, to the satisfaction of certain conditions precedent, several of which are not under the control of Fiat

A.5	What are the key conditions precedent to closing of the Merger?

In addition to the approval of the Merger by the General Meeting, the closing of the Merger will be subject to the following conditions precedent:

■	A €500 million cap on the aggregate amount that may be paid to Fiat shareholders exercising their cash exit rights and to creditors opposing the Merger

■	The approval for the listing on the NYSE of the shares allotted to Fiat shareholders in connection with the Merger

■	Absence of governmental or regulatory orders prohibiting the consummation of the Merger.

A.6	What is the €500 million cap?

A: The €500 million cap is a condition precedent to the closing of the Merger. In particular, if the amount of cash that is required to be paid to both creditors to resolve creditor’s oppositions (if any) and to Fiat shareholders in connection with their exercise of cash exit rights pursuant to Italian law exceeds, in the aggregate, €500 million, a condition to closing of the Merger will not be satisfied.

A.7	May the Fiat Board of Directors waive the €500 million cap?

A: No. The resolution submitted to the Fiat EGM does not contemplate any delegation of powers to Fiat management or Fiat Board of Directors to waive any of the conditions precedent to the Merger, including the €500 million cap. If that resolution is adopted, only another vote of shareholders acting at a subsequent extraordinary general meeting may waive this condition precedent.

A.8	When will Fiat verify if the €500 million cap has been exceeded?

The cap comprises two different possible items, the first relating to the amount to be paid to Fiat shareholders in connection with the exercise by such shareholders of their cash exit rights and the second relating to creditors exercising opposition rights. The period for the exercise of the cash exit right ends 15 days after the registration with the Companies’ Register of Turin (Italy) of the minutes of the extraordinary general meeting of the Fiat shareholders. The period for creditors opposition ends 60 days after the same registration. Following the exercise of any cash exit rights under Italian law, the relevant shares must first be offered to the other Fiat shareholders, at the withdrawal price, and then, if necessary, to the market. Only after these processes will the Company be able to first determine whether the condition precedent has been satisfied. Fiat will provide prompt disclosure as to whether the relevant condition precedent is satisfied and as to developments as a result of which the conditions precedent may be satisfied.

A.9	Is closing of the Merger subject to the exercise of creditors’ rights?

Yes, the effectiveness of the Merger is subject to the exercise of creditors’ rights (if any) pursuant to Italian and Dutch laws for a period of, respectively, (i) 60 days following the registration with the Companies’ Register of Turin (Italy) of the minutes of the General Meeting of the Fiat shareholders approving the Merger, and (ii) one month following the announcement of the filing of the merger plan with the Dutch Chamber of Commerce. The merger plan was filed with the Dutch Chamber of Commerce on June 20, 2014. Notice of the filing was published in the Dutch State Gazette (Nederlandse Staatscourant) and Het Financieele Dagblad on July 11, 2014.

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Provided that resolutions approving the Merger are duly adopted by the Fiat shareholders at the General Meeting, under Italian law, the resolutions must be registered with the Companies’ Register of Turin (Italy) and a 60-day waiting period from the date of such registration must be observed prior to closing of the Merger. During this waiting period, creditors whose claims precede the registration of the merger plan with the Companies’ Register of Turin (Italy) may challenge the Merger before an Italian court of competent jurisdiction. If a challenge is filed, the court may authorize the closing of the Merger but may require the posting of a bond sufficient to satisfy creditors’ claims.

During the one month waiting period following the announcement of the filing of the merger plan with the Dutch Chamber of Commerce, creditors (if any) whose claims precede the registration of the merger plan with the Dutch Chamber of Commerce may challenge the Merger before the Amsterdam Dutch district court.

If the amount of cash to be paid to creditors pursuant to creditor opposition rights proceedings against Fiat and FCA under Italian and Dutch law, respectively, and to Fiat shareholders in connection with the exercise by such shareholders of cash exit rights under Italian law exceeds, in the aggregate, €500 million, a condition to the closing of the Merger will not be satisfied.

A.10	What are the regulatory/other approvals required?

■	Admission to trading of FCA Common Shares on the NYSE

■	CONSOB approval is not required to complete the Merger, but will be sought in connection with the proposed Milan listing

■	No antitrust approval required

A.11	What happens if the Merger is not completed?

If the Fiat shareholders do not approve the Merger at the General Meeting, or if the Merger is not completed for any other reason, the Fiat shareholders will continue to hold their Fiat ordinary shares, as applicable, and any exercise of cash exit rights by Fiat shareholders will not be effective. In that case, Fiat will remain a publicly traded company listed on the MTA and organized under Italian law.

A.12	When and where will the General Meeting of the Fiat shareholders be held?

The General Meeting of the Fiat shareholders will be held on August 1, 2014, beginning at 11:00 a.m. (Central European Time) at Centro Congressi Lingotto, 280, Via Nizza, Turin, Italy.

A.13	What matters will be voted on at the General Meeting of the Fiat shareholders?

The Fiat shareholders will be asked to consider and vote on the following resolutions at the General Meeting of the Fiat shareholders:

●	in the Ordinary Session, to appoint a Director following the expiry of the statutory term of office; and

●	in the Extraordinary Session, to authorize and approve the merger plan regarding the Merger, which involves the merger of Fiat, as the merging entity, with and into FCA, as the surviving entity.

The General Meeting is expected to be held on single call and, accordingly, it will not be adjourned as specified in the notice of call published on Fiat’s website on July 2, 2014 and in La Stampa on July 4, 2014.

A.14	Who is entitled to vote the Fiat ordinary shares at the General Meeting?

The Fiat share record date is July 23, 2014 (the “Record Date”), which is the seventh trading day prior to the date of the General Meeting. Holders of Fiat ordinary shares on the Record Date are entitled to attend and vote at the General Meeting. Holders of Fiat ordinary shares may appoint a proxy holder to vote on their behalf.

A.15	When will the General Meeting of the Fiat shareholders be considered regularly convened and the resolution regarding the Merger at the Extraordinary Session of the General Meeting validly adopted?

Because the General Meeting will be held on single call, it will be considered regularly convened if Fiat shareholders representing at least one-fifth of shares entitled to vote are in attendance. Abstentions and broker non-votes will be included in the calculation of the number of Fiat ordinary shares represented at the General Meeting for purposes of determining whether a quorum has been achieved. At an Extraordinary Session of the General Meeting of the Fiat shareholders, resolutions are adopted with the favorable vote of at least two-thirds of the shares represented at such Extraordinary Session of the General Meeting. Failures to vote, votes to abstain and broker non-votes will have the same effect as votes “AGAINST” the proposal to approve the merger plan. As of March 31, 2014, Exor owned 30.05 percent of Fiat’s share capital. At that date, Fiat owned approximately 2.76 percent of its own share capital, which it is not entitled to vote at the General Meeting.

A.16	How do I vote my Fiat ordinary shares that are registered in my name?

If Fiat ordinary shares are registered in your name as of the Record Date and the authorized intermediary with whom your Fiat ordinary shares are deposited provides Fiat with the necessary communication, you may attend  the General Meeting and vote in person. Anyone becoming a Fiat shareholder subsequent to the Record Date will not be entitled to attend or vote at the General Meeting. As provided by law, if you are entitled to attend the General Meeting, you may appoint a proxy in writing, using the proxy form provided on Fiat’s website (www.fiatspa.com).

Fiat has designated Computershare S.p.A. as the representative, pursuant to Article 135-undecies of Italian Legislative Decree 58/98, upon whom holders of voting rights may, by July 30, 2014 (Central European Time), confer therein a proxy and instruct to vote on all or some of the motions on the agenda. Computershare S.p.A. must be appointed proxy in accordance with the instructions and using the proxy form provided on Fiat’s website (as indicated above). Details on how to communicate appointment of a proxy to Fiat electronically are also provided. Proxies are only valid for motions where instructions have been given.

No voting materials will be mailed to you. In order to vote your Fiat ordinary shares at the General Meeting of the Fiat shareholders, you must either attend the General Meeting and vote in person or confer your proxy as directed above.

A.17
May I change my voting instructions after conferring a proxy on Computershare S.p.A. or withdraw my proxy? May I provide only voting instructions for only some of the motions to be voted at the General Meeting?

Pursuant to Article 135-undecies of the Italian Legislative Decree 58/98, the proxy and voting instructions to Computershare S.p.A. may be revoked or changed up to and until two market business days before the date of the General Meeting. The proxy and the voting instructions may be conferred with respect to all or some of the motions on the agenda. The proxy is valid only for the proposals on the agenda for which voting instructions have been given.

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A.18	If my Fiat ordinary shares are held through a bank or a broker (e.g., in “street name”), will my bank or broker vote my shares for me?

If you are a beneficial owner and your Fiat ordinary shares are held through a bank or broker or a custodian (e.g., in “street name”), you will receive or should seek information from the bank, broker or custodian holding your shares concerning how to instruct your bank, broker or custodian as to how to vote your shares. Alternatively, if you wish to vote in person then you need to:

●	obtain a proxy from your bank, broker or other custodian (the registered shareholder) appointing you to vote the Fiat ordinary shares held on your behalf by that bank, broker or custodian; or

●	ask your depository bank to deliver to Fiat the communication certifying that Fiat ordinary shares are registered in your name as of the Record Date.

A.19	How can I attend the General Meeting of the Fiat shareholders in person?

The General Meeting will be held on August 1, 2014, beginning at 11:00 a.m. (Central European Time), at Centro Congressi Lingotto, 280 Via Nizza, Turin, Italy. If you are a Fiat shareholder on the date of July 23, 2014 (i.e., on the Record Date) and you wish to attend the General Meeting in person, you must request the authorized intermediary with whom your Fiat ordinary shares are deposited to deliver to Fiat the communication certifying that the Fiat ordinary shares are registered in your name as of the General Meeting Record Date.

A.20	Does the Fiat Board of Directors recommend the approval of the Merger?

Yes. The Fiat Board of Directors has carefully considered the proposed Merger and determined that, taking into account the current circumstances, the Merger, the merger plan and the transactions contemplated by the merger plan, are fair to Fiat shareholders and in the best interest of Fiat, and therefore unanimously approved the merger plan and recommends that Fiat shareholders vote in favor of the Merger and the merger plan.

A.21	What potential negative consequences did Fiat consider regarding the Merger?

The Board of Directors of Fiat also considered potential negative consequences and risks that may arise from the proposed transaction, such as the financial outlay that may be required in connection with the exercise of cash exit rights, the potential adverse impact on trading in FCA Common Shares that may result initially from the dual listing, and the fact that the loyalty voting structure may discourage or make more difficult a change of control transaction. However, the Board of Directors of Fiat concluded unanimously that the expected benefits of the transaction outweigh the potential negative consequences and risks.

A.22	Why was the procedure for related parties transactions not applied to the Merger?

As already publicly communicated, the Merger benefits from the exemption set forth by article 14 of the Consob regulation and article 2.3 of the “Procedures for transactions with related parties” adopted by Fiat.

A.23	Did Fiat or its Board receive a fairness opinion?

In connection with its approval of the Merger and recommendation to Fiat shareholders, the Fiat Board of Directors, given the nature of the transaction (see A1), did not consider it necessary to seek an opinion from a financial advisor as to the fairness of the merger plan and the transactions contemplated by the merger plan.

B. Purpose of the Merger

B.1	What are the principal reasons and expected benefits of the Merger?

The following are the principal reasons and expected benefits for the Merger:

●
A well-established, investor-friendly corporate form. Upon completion of the Merger, FCA will be the parent company of the Group organized in the Netherlands. The Netherlands is a neutral jurisdiction that is not identified with either of the historical jurisdictions of the largest businesses operated by the Group and provides a governance regime that is believed to be attractive to investors in multinational enterprises. A Dutch incorporation better reflects the increasing international dimension of the business following the January 2014 acquisition by Fiat of the approximately 41.5 percent ownership interest it did not already own in Chrysler Group LLC (“Chrysler”) and will provide additional flexibility in raising capital or making strategic acquisitions or investments in the future.

●
Enhanced access to capital. It is a condition to the closing of the Merger that the FCA Common Shares will be listed on the NYSE. Shortly following the effectiveness of the Merger FCA Common Shares are also expected to be listed on the MTA. Moving the Group’s listing to the NYSE, where the shares of the major automotive companies that have the majority of their sales and profitability located in North America are listed, together with a listing on the MTA, is expected over time to enhance liquidity and to further the Group’s ability to access a deeper pool of equity and debt financing sources. The Merger, by redomiciling Fiat in the Netherlands in the context of the broader Group reorganization, is expected to position FCA successfully with a global investor base, which historically has been under-represented in Fiat’s capital, as well as maintaining its position with its European investor base.

●
Loyalty Voting to Promote Stable and Supportive Shareholder Base. A strong base of core shareholders has benefited and will continue to benefit the Group. The long-term support provided to Fiat by its founding family has been beneficial to the Group’s strategic development historically and such support is expected to continue. Multiple voting mechanisms that recognize the importance of core shareholders while encouraging new shareholders to invest for the long term can be effective in promoting long-term stability of a business and, in varying form, are common in a number of jurisdictions such as the United States, Sweden, France and the Netherlands. Dutch law allows for the creation of multiple voting mechanisms. Therefore, the Merger will enable the adoption of an appropriate multiple voting mechanism. The loyalty voting mechanism is also designed to encourage investment by shareholders whose objectives are aligned with FCA’s strategic long-term development plans. It should be noted that every Fiat shareholder is eligible to participate in the loyalty voting structure (for more details see under question “Will I have the right to elect to participate in the loyalty voting structure?”).

C. Exchange ratio

C.1	What will I receive in the Merger?

Upon effectiveness of the Merger, each Fiat ordinary share will entitle its holder to receive one (1) FCA Common Share, par value €0.01 per share (the “Merger Consideration”). Moreover, each Fiat shareholder that is present or represented by proxy at the Fiat general meeting convened on August 1, 2014 (the “General Meeting”) to approve the Merger (regardless of how they vote on the Merger) and that continues to own its Fiat ordinary shares through the date of effectiveness of the Merger may elect to participate in the loyalty voting structure and receive one FCA special voting share for each FCA Common Share received in the Merger, entitling such shareholder to a second vote for each FCA Common Share owned. Fiat shareholders may transfer any of their Fiat ordinary shares, and, in that case they will be entitled to elect to receive FCA special voting shares only in respect of those Fiat ordinary shares that they continue to own until the effectiveness of the Merger.

C.2	When will I receive the Merger Consideration?

Assuming the Merger is completed, as of the effective time of the Merger, book-entry positions previously representing Fiat ordinary shares with depository intermediaries participating in the centralized depository and clearing system managed by Monte Titoli S.p.A. will be exchanged for book-entry positions representing FCA Common Shares issued as Merger Consideration to the Fiat shareholders on the one-for-one basis of the exchange ratio.

C.3	Will I have to pay brokerage commissions in connection with the exchange of my Fiat ordinary shares?

You will not have to pay brokerage commissions as a result of the exchange of your Fiat ordinary shares into FCA Common Shares in connection with the Merger if your Fiat ordinary shares are registered in your name in the share register of Fiat. If your Fiat ordinary shares are held through a bank or broker or a custodian linked to a stock exchange, you should consult with such bank, broker or custodian as to whether or not such bank, broker or custodian may charge any transaction fee or service charge in connection with the exchange of shares in connection with the Merger.

D. Cash exit rights

D.1	Are Fiat shareholders entitled to exercise dissenters’, appraisal, cash exit or similar rights?

Under Italian law, Fiat shareholders are entitled to cash exit rights because, as a result of the Merger, the registered office of the surviving company in the Merger, FCA, will be outside of Italy, Fiat ordinary shares will be delisted from the MTA (although FCA shares will subsequently be listed), and FCA will be governed by the laws of a country other than Italy. Cash exit rights may be exercised by Fiat shareholders that did not concur in the approval of the merger plan at the General Meeting. The exercise of such cash exit rights will be effective subject to completion of the Merger. A Fiat shareholder that has voted his shares in favor of the Merger may not exercise any cash exit right in relation to those shares. A Fiat shareholder that properly exercises cash exit rights will be entitled to receive an amount of cash equal to the average closing price per Fiat ordinary share for the six-month period prior to the publication of the notice of call of the General Meeting which is equal to €7.727 per share. If the aggregate amount of cash to be paid to Fiat shareholders in connection with the exercise by such shareholders of cash exit rights under Italian law and to creditors pursuant to creditor opposition rights proceedings under Italian law and Dutch law, respectively, exceeds €500 million, a condition to closing of the Merger will not be satisfied.

D.2	What will be the actions to be taken to exercise my cash exit right?

To exercise their cash exit rights, qualifying shareholders must send written notification to Fiat by registered mail within 15 calendar days of the registration date of the triggering resolution. The notification must provide: (i) personal details for the withdrawing shareholder, including tax code; (ii) contact details for the withdrawing shareholder – including telephone number and, where possible, e-mail address – for communications relative to the procedure; (iii) number of shares in relation to which the cash exit right is being exercised.

The notification must also provide details of the intermediary with which the shares are deposited, together with a statement from the withdrawing shareholder declaring that the shares are free and clean of pledges and other encumbrances.

The withdrawing shareholder must, at the time the notification is made, also request that the intermediary send the appropriate communication to Fiat certifying that the withdrawing shareholder was the holder of the shares prior to the general meeting at which the resolution triggering the cash exit right was passed and remained the holder until the date of the above communication.

D.3	When will the withdrawal price be paid?

The withdrawal price will be paid to the withdrawing shareholders after the effective date of the Merger in accordance with the applicable laws and regulations which may be as long as 180 days from the communication by the relevant shareholder exercising the withdrawal right.

D.4	Will I be entitled to sell my shares following exercise of the cash exit right?

No, because following exercise your shares will effectively be blocked and can then only be sold through the completion of the withdrawal process, pursuant to a mandatory provision of law.

D.5	Should the Merger not become effective, what will happen to my withdrawal shares? Will I lose my shares in any event?

Should the Merger not become effective, the offer of the withdrawal shares and the redemption will not become effective and you will retain your shares, without receiving the withdrawal price.

D.6	D.18	If I exercise my cash exit right, can I receive special voting shares?

A shareholder may not request special voting shares with respect to the shares for which the cash exit right was exercised. However, the same shareholder may request special voting shares in respect of those shares for which it has not exercised cash exit rights.

E. Special voting shares

E.1	What is the purpose of the loyalty voting structure?

FCA has established the loyalty voting structure to reward long-term ownership of FCA Common Shares and promote stability of the FCA shareholder base by enabling long-term FCA shareholders to obtain the equivalent of two votes for each FCA Common Share that they hold. FCA believes that the loyalty voting structure may enhance its flexibility in pursuing future strategic opportunities, because the loyalty voting structure will mitigate the impact of any dilution in the economic interest of Fiat’s controlling shareholder. FCA believes that Fiat has greatly benefited from the long-term support of its largest shareholder and believes that the loyalty voting structure will enable such support to continue in the future without hindering its ability to pursue external growth opportunities. Exor S.p.A. (“Exor”), which as of March 31, 2014, held 30.05 percent of Fiat’s share capital, will hold the same interest in FCA Common Shares following the Merger (subject to the above mentioned exercise of cash exit rights). The purpose of the loyalty voting structure is to grant eligible, electing long-term holders of FCA Common Shares two votes for each FCA Common Share held. While the same result may be achieved in other jurisdictions by granting certain shares the right to cast two votes per share, in the Netherlands, where FCA is incorporated, the additional voting power is granted through a separate security. The FCA special voting shares are not transferrable (other than, in very limited circumstances, together with the associated FCA Common Shares) and have only immaterial economic entitlements. Investors should view the FCA special voting shares as a mere additional voting attribute of the qualifying FCA Common Shares.

The voting power of FCA shareholders following the Merger will depend on the extent to which Fiat shareholders participate in the loyalty voting structure. If all shareholders elect to participate in the loyalty voting structure with respect to all of their FCA Common Shares, the voting power of all shareholders, including Exor, will be unchanged. On the other hand, if Exor is the only shareholder electing to participate in the loyalty voting structure, Exor’s voting power in FCA, immediately following completion of the Merger, could be as high as approximately 46 percent (before considering exercise of any cash exit rights).

E.2	Will I have the right to elect to participate in the loyalty voting structure?

Every Fiat shareholder is eligible to participate in the loyalty voting structure. To participate, Fiat shareholders must be present or represented by proxy at the General Meeting to approve the Merger (regardless of how they vote on the Merger) and continue to own the Fiat ordinary shares from the Record Date of the General Meeting until effectiveness of the Merger, provided such Fiat shareholder meets certain conditions described in the Terms and Conditions of the Special Voting Shares, which are available on Fiat’s corporate website. Fiat shareholders that (i) acquire Fiat ordinary shares after the Record Date, (ii) exercise cash exit rights with respect to Fiat ordinary shares or (iii) sell their Fiat ordinary shares prior to the effectiveness of the Merger will not be entitled to receive FCA special voting shares immediately following the Merger with respect to such shares.

Following the Merger, FCA shareholders, including any new FCA shareholders, will be entitled to participate in the loyalty voting structure and receive FCA special voting shares by holding FCA Common Shares continuously for at least three years at any time following the effectiveness of the Merger.

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All FCA shareholders will be entitled to participate in the loyalty voting structure indefinitely, but the FCA special voting shares are not transferrable (other than, in very limited circumstances, together with the associated FCA Common Shares) and must be transferred to FCA for  no consideration (om niet) if the associated FCA Common Shares are transferred by the holder. A shareholder participating in the loyalty voting structure may choose at any time to sell its FCA Common Shares and, in such case, the associated special voting shares will be transferred to FCA for no consideration (om niet). This process is intended to minimize any delays and enable FCA shareholders participating in the loyalty voting structure to sell their FCA shares and settle transactions in a manner substantially the same as sales by shareholders that do not participate in the loyalty voting structure.

E.3	How do I elect to participate in the loyalty voting structure?

Each Fiat shareholder that is present or represented by proxy at the General Meeting to approve the Merger (regardless of how they vote on the Merger) and that continues to own its Fiat ordinary shares from the Record Date of the General Meeting until effectiveness of the Merger may participate in the loyalty voting structure by electing to receive one FCA special voting share in addition to each FCA Common Share received in the Merger, provided such shareholder meets certain conditions described in the Terms and Conditions of the Special Voting Shares. To participate in the loyalty voting structure, Fiat shareholders must complete and send to Fiat (or the attorney appointed by Fiat) an election form and a power of attorney no later than 15 business days after the General Meeting, and such election form must be countersigned by the relevant broker/authorized intermediary. The special voting share election form and power of attorney for its shareholders will be made available on Fiat’s website (www.fiatspa.com). By signing the applicable election form, investors also agree to be bound by the terms and conditions of the FCA special voting shares, including the transfer restrictions described above in response to the question “Will I have the right to elect to participate in the loyalty voting structure?”

E.4	What percentage of voting rights will I have if I elect to receive the FCA special voting shares?

This cannot be predicted as of today in the light of the fact that your percentage will depend on the overall number of Fiat shareholders electing to receive special voting shares and their current number of Fiat ordinary shares; please consider that, if you elect to receive special voting shares and meet the relevant requirements, you will be assigned one special voting share for each Fiat ordinary share held as of the Record Date relating to the General Meeting.

E.5	When will the special voting shares be assigned to the eligible shareholders?

The special voting shares will be assigned to the eligible shareholders upon completion of the Merger.

E.6	Will the special voting shares be listed on the NYSE and/or the MTA?

No, the special voting shares will not be listed.

E.7	How can I assess the economic value of the special voting shares?

The special voting shares will have no economic value and will not be tradable. The special voting shares were designed solely to provide an additional voting right to eligible common shares in order to reward long-term ownership of FCA Common Shares and promote the stability of its shareholder base.

E.8	If I elect to receive special voting shares, then may I sell my FCA Common Shares?

Whilst FCA Common Shares are freely transferrable, special voting shares may not be transferred to third parties. However, a holder of FCA Common Shares that are qualifying common shares (i.e., FCA Common Shares with respect to which special voting shares are allocated) or electing common shares (i.e., FCA Common Shares registered in the loyalty register for the purpose of becoming qualifying common shares) wishing to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must first request a deregistration of such qualifying common shares or electing common shares, as applicable, from the loyalty register and, if held outside the regular trading system, to move such common shares back into the regular trading system.

E.9	May I sell my special voting shares?

The special voting shares cannot be traded and are transferrable only in very limited circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) and the board of directors of FCA may only approve transfers of special voting shares in such limited circumstances.

In addition, you cannot create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share.

E.10	How will the double vote be exercised?

The board of directors shall set a registration date on the 28th day prior to each general meeting so as to establish which shareholders are entitled to attend and vote at the general meeting. Only holders of shares at such registration date are entitled to attend and vote at the general meeting.

The notice of call for the meeting shall state the registration date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights.

E.11	How will the vote attached to the special voting shares be exercised?

A special voting share carries 1 vote. The vote in respect of the special voting shares will be exercised in the same way as the vote in respect of the FCA Common Shares.

E.12	Can I sell my Fiat shares following the submission of the election form?

Yes, you can. However if you sell your Fiat shares in relation to which you requested the allocation of the special voting shares, you will no longer be entitled to receive the corresponding special voting shares upon completion of the Merger.

E.13	Do I have to communicate to Fiat any sale of my Fiat shares?

No, you do not. Your Fiat shares in relation to which you request the allocation of the special voting shares will be identified by a special ISIN code and, therefore, as soon as you sell these Fiat shares, your depository intermediary will change the special ISIN code into the ordinary ISIN code. Then your depository intermediary will communicate to Monte Titoli and Fiat the change of the ISIN code and you will no longer be entitled to receive special voting shares upon completion of the Merger with respect to the shares sold.

E.14	Do I have to submit a request for the change of the ISIN code?

No, you do not. Fiat requested a new ISIN code to Banca d’Italia to be assigned to Fiat shares in relation to which you request the allocation of the special voting shares.

E.15	Will I have to pay any sum in connection with the change of the ISIN code?

The company will not charge shareholders for the change of the ISIN code

E.16	Can I request the allocation of special voting shares in connection with only a part of my Fiat ordinary shares?

Yes, you can. The number of Fiat ordinary shares in relation to which you elect to receive the special voting shares shall be indicated in the election form.

F. Listing and Settlement

F.1	If the Merger is completed, will my FCA Common Shares be listed for trading?

The FCA Common Shares will be listed on the NYSE and are expected to be listed on the MTA shortly following the effectiveness of the Merger, subject to approval by the Italian and Dutch competent authorities. It is a condition to closing of the Merger that the FCA Common Shares be approved for listing on the NYSE, subject to official notice of issuance. The listing on the NYSE and the MTA is intended to enhance liquidity in FCA shares and improve the Group’s access to additional equity and debt financing sources, while preserving current shareholders, access to Fiat’s historic trading market. With a NYSE listing, FCA will seek to attract interest among U.S. investors seeking to gain exposure to an enlarged group with significant operations in, and market exposure to, North America. The shares of the major automotive companies, which have a majority of their sales and profitability located in North America, are listed on the NYSE. The listing on the MTA will facilitate continued engagement by a pan-European investor base, while at the same time reducing the risk of flow-back of shares held by Italian retail investors. Nevertheless, as with the dual listings of certain other issuers, the liquidity in the market for FCA Common Shares may be adversely affected if trading is split between two markets at least in the short term and could result in price differentials of FCA Common Shares between the two exchanges. The FCA special voting shares through which the loyalty voting structure will be implemented will not be listed on the NYSE or MTA and will not be transferrable or tradable (other than, in very limited circumstances, together with the associated FCA Common Shares). The sole purpose of the FCA special voting shares is to implement the loyalty voting structure under Dutch law whereby eligible electing shareholders effectively receive two votes for each FCA Common Share held by them. A transfer of the FCA Common Shares by a FCA shareholder holding FCA special voting shares will result in a mandatory transfer of the FCA special voting shares associated with the transferred FCA Common Shares by such shareholder to FCA for no consideration (om niet).

F.2	What are the benefits arising out from the dual listing on the NYSE and on the MTA?

The dual listing on the NYSE and the MTA is expected to improve the liquidity of the shares, as well as provide the ability to access a deeper pool of equity and debt financing sources.

F.3	Can I elect to have my shares listed on the NYSE or on the MTA?

FCA Common Shares will be listed on the NYSE and are expected to be listed on the MTA.  At any time a shareholder may decide to sell shares on either market by providing instruction to its intermediaries.  The process that will be implemented by FCA and its share transfer agent is designed to minimize delays in transferring shares from one stock market to the other in order to allow for settlement of trades across markets over a normal securities settlement period.

F.4	What will be the last trading day of Fiat shares and the first day of trading of FCA Common Shares?

If such date is not known as of today, how and when will we be informed?

In the light of the complexity of the overall transaction and the various conditions precedent provided, we are not in a position to determine the exact last day of trading of Fiat shares and the first day of trading of FCA Common Shares. We expect that the Merger will be completed before the end of 2014. In this regard, the company will timely provide the public and the shareholders with the relevant information by publishing accordingly a notice and a press release.

G. Tax

G.1	What are the material tax consequences of the Merger to Fiat shareholders?

For Italian resident shareholders the Merger is tax neutral, unless they decide to withdraw from the company. For non-Italian resident shareholders in principle the Merger is also tax neutral but it depends on the respective States of residence.

G.2	What are the tax consequences of an election by Fiat Italian shareholders to participate in the loyalty voting structure in connection with the Merger?

The tax ramifications of the loyalty voting structure are subject to interpretation as no law provisions or official clarifications deal with it. The company and its tax advisors believe that the structure will not have any tax implications since it has no economic impact for the shareholders.

G.3	What will be the tax regime applicable to Italian resident individuals owning FCA shares following the transaction?

The tax regime for Italian shareholders will not change, i.e. they will be taxed under the same regime applicable in the absence of the Merger (assuming FCA will be UK resident only). However, since FCA shares will be regarded as foreign financial assets, some additional reporting requirements may be needed for non-business investors, unless an Italian financial intermediary will be involved.

G.4	What will be the tax regime applicable to Italian resident corporations owning FCA shares following the transaction?

Dividends and capital gains on FCA shares will be subject to the same tax regime as dividends and capital gains on Fiat shares (assuming FCA will be UK resident only).

G.5	What will be the tax regime applicable to Italian pension funds owning FCA shares following the transaction?

Dividends and capital gains on FCA shares will be subject to the same tax regime as dividends and capital gains on Fiat shares (assuming FCA will be UK resident only).

G.6	What will be the tax regime applicable to Italian investment funds and SICAVs owning FCA shares following the transaction?

Dividends and capital gains on FCA shares will be subject to the same tax regime as dividends and capital gains on Fiat shares (assuming FCA will be UK resident only).

H. Corporate governance of FCA

H.1	What are the necessary steps to participate to the next shareholders’ meetings?

Each shareholder entitled to vote , and each person holding a usufruct to whom the right to vote on the FCA Common Shares accrues, shall be authorized to attend the general meeting of shareholders, to address the general meeting and to exercise its voting rights. The board of directors shall set a registration date on the 28th day prior to the general meeting so as to establish which persons are entitled to attend and vote at the general meeting. Only holders of shares at such registration date are entitled to attend and vote at the general meeting. The notice of call for the meeting shall state the registration date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights. Those entitled to attend a general meeting may be represented at a general meeting by a proxy authorized in writing.

H.2	Where will the shareholders’ meeting be held following the completion of the Merger?

Following the completion of the Merger, the general meeting of FCA will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.

H.3	Why will the shareholders’ meeting of FCA not be held in Italy?

Shareholders’ meetings of Dutch companies must be held in The Netherlands by mandatory provision of Dutch law. Article 19 of the by-laws also provides for the precise places in The Netherlands where the meetings may be held.

H.4	Will I be entitled to vote by correspondence or by e-mail?

The board of directors may set requirements for the use of electronic means of communication and state these in the convening notice for the general meeting. The board of directors may for each general meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the board of directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the record date (defined below).

H.5	What will I have to do to attend FCA shareholders meetings?

When convening a general meeting of shareholders, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the 28th day prior to the day of the meeting (the so called “record date”) and are registered as such in the register of shareholders if they are shareholders and in a register to be designated by the board of directors for such purpose if they are not shareholders, irrespective of whether they will have these rights at the date of the meeting. In addition to the record date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders and other persons entitled to attend the meeting shall be obliged to inform the board of directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the board of directors on the day mentioned in the convening notice

H.6	How will I be informed in relation to date, place and agenda of the shareholders’ meetings?

A general meeting of shareholders may be called by the FCA board of directors, the chairman, or the chief executive officer of the FCA board of directors, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the 42nd day prior to the meeting. All convocations of meetings of shareholders and all announcements, notifications and communications to shareholders and other persons entitled to attend a general meeting of shareholders shall be made by means of an announcement on FCA’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or the FCA articles of association may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, posted on FCA’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the FCA board of directors shall determine. Further, convocations of meetings of shareholders may be sent to shareholders and other persons entitled to attend general meetings of shareholders, through the use of an electronic means of communication to the address provided by such persons to FCA for this purpose.

The notice shall state the place, date and hour of the meeting and the agenda of the meeting or shall state that the shareholders and all other persons who shall have the statutory right to attend the meeting may inspect the same at the office of FCA and at such other place(s) as the FCA board of directors shall determine.

Accordingly, following the Merger, a longer minimum period will be required to elapse between the date of convocation and the shareholders meeting than is currently applicable to Fiat shareholders.

H.7	How will directors of FCA be selected and appointed after the Merger?

After the Merger, in accordance with Dutch law, directors will be appointed by the general shareholders meeting by the affirmative vote of holders of a majority of the shares present or represented at the meeting. Dutch law does not permit a company to provide to minority shareholders the right to appoint one or more directors and, therefore, the “voting list” mechanism currently applicable to Fiat will not apply to FCA. However, the board of directors of FCA will include an appropriate number of independent directors in accordance with Dutch law and the Dutch Corporate Governance Code and a Governance and Sustainability Committee comprised of non-executive directors will be responsible for selecting potential candidates for election at a general meeting of shareholders.

This document does not constitute an offer to exchange, sell or buy securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus that is part of a registration statement declared effective by the US Securities and Exchange Commission on July 8, 2014. Shareholders of Fiat S.p.A. (“Fiat”) who are US persons or are located in the United States are advised to read the registration statement which contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC filings for Fiat Investments N.V. are also available to the public on the SEC’s website (http://www.sec.gov). In addition, Fiat Investments N.V. has made the prospectus available for free to shareholders of Fiat in the United States.